# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cutera, Inc., CIK 0001162461
CUSIP: 232109108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3240 Bayshore Blvd, Brisbane, California (CA), 94005-1021
Date of event which requires filing of this statement: 03/05/2025
Amends the filing with accession number 0001104659-23-044843
Filed by CIK 0001590144
Persons authorized to receive notices and communications: Stephen Fraidin, Esq., Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, New York (NY), 10281, 212-504-6000

## Reporting persons
- Pura Vida Investments, LLC (CIK 0001590144): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Efrem Kamen (CIK 0001789193): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Cutera, Inc.
Address of issuer's principal executive offices: 3240 Bayshore Blvd, Brisbane, California (CA), 94005-1021
Comment:
This Amendment No. 8 to Schedule 13D (this "Amendment No. 8") relates to the Schedule 13D filed with the SEC on April 13, 2023 by the Reporting Persons (the "Initial Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed with the SEC on May 10, 2023 by the Reporting Persons, by Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed with the SEC on June 12, 2023 by the Reporting Persons, by Amendment No. 3 to Schedule 13D ("Amendment No. 3") filed with the SEC on July 25, 2023 by the Reporting Persons, by Amendment No. 4 to Schedule 13D ("Amendment No. 4") filed with the SEC on July 31, 2023 by the Reporting Persons, by Amendment No. 5 to Schedule 13D ("Amendment No. 5") filed with the SEC on November 17, 2023 by the Reporting Persons, by Amendment No. 6 to Schedule 13D ("Amendment No. 6") filed with the SEC on November 27, 2023 by the Reporting Persons, and by Amendment No. 7 to Schedule 13D ("Amendment No. 7") filed with the SEC on December 29, 2023 by the Reporting Persons (such Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, the "Schedule 13D"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of Cutera, Inc. (the "Issuer"). Except to the extent set forth in this Amendment No. 8, all information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not otherwise defined in this Amendment No. 8 have the meanings ascribed to them in the Schedule 13D.

Percentage beneficial ownership reported herein is based on 20,185,926 shares of Common Stock outstanding as of November 8, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2024.

This Amendment No. 8 amends Items 3, 5 and 7 of the Schedule 13D as set forth below and constitutes an exit filing for the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

"On March 5, 2025 and March 6, 2025, the Reporting Persons sold for the accounts of the Pura Vida Funds an aggregate of 1,126,209 shares of Common Stock for aggregate consideration of $128,625.05 (net of commissions)."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

"The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 8 is incorporated by reference in its entirety into this Item 5.

As of November 8, 2024, the Issuer reported 20,185,926 shares of Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of this filing, the Reporting Persons do not beneficially own any shares of Common Stock.
Transactions in the class effected during the past sixty days: Exhibit 99.9 filed herewith, which is incorporated herein by reference, describes the transactions in the Common Stock that were effected by the Reporting Persons for the benefit of the Pura Vida Funds during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of March 6, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the shares of Common Stock of the Issuer. This Amendment No. 8 constitutes an exit filing of the Reporting Persons."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to add the following exhibit:

Exhibit Number Description of Exhibits
99.9 Trading Data

## Signatures
- Pura Vida Investments, LLC: /s/ Efrem Kamen, Efrem Kamen, Managing Member (03/07/2025)
- Efrem Kamen: /s/ Efrem Kamen, Efrem Kamen (03/07/2025)